Grant F. Adamson Chief Governance Officer

July 21, 2010

Via EDGAR and Facsimile

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
Mail Stop 3561
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Temple-Inland Inc.
Form 10-K for Fiscal Year Ended January 2, 2010
Filed February 23, 2010
File No. 001-08634
Form 8-K
Filed June 25, 2010

Dear Mr. Reynolds:

This letter is in response to the written comment received from the staff of the Division of Corporation Finance contained in the letter dated July 15, 2010, regarding the above referenced filings (the "Comment Letter").  A copy of the Comment Letter is attached for your reference.  Our response corresponds to the numbering in the Comment Letter with a summary of the comment used as a caption.

We understand the purpose of your review and appreciate the points raised in your comments and the opportunity to discuss the matter with Jay Williamson of the Staff.  We hope that after reviewing our response and the additional disclosures we anticipate making in future filings you agree with the approach we plan to take to address this matter.

Comments related to the Form 8-K filed June 25, 2010

1.           The credit agreement filed as Exhibit 10.1 has omitted schedules, attachments and exhibits.  Please confirm that you will file this agreement in its entirety with your next periodic report.

We confirm that we will file the credit agreement in its entirety, including all schedules and exhibits, as an exhibit to our Quarterly Report on Form 10-Q for the period ended July 3, 2010.

1300 S. MoPac Expy., 3rd Floor  Austin, Texas 78746  512.434.3745  Fax 512.434.8180

Mr. John Reynolds
July 21, 2010

Again, we appreciate your interest in working with us to enhance our disclosures in our filings and look forward to working with you toward this end.  If you should have any questions or comments regarding this matter, please feel free to contact me.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

Enclosures

cc:           Audit Committee of the Board of Directors
Ernst & Young LLP